Exhibit 1.02

Rambus Inc.
Conflict Minerals Report
For The Calendar Year Ended December 31, 2013

This report for the calendar year ended December 31, 2013 has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank). The Rule imposes certain reporting obligations on companies whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, tin, tantalum and tungsten. These requirements apply to companies whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a company can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries),or from recycled and scrap sources, it must submit a Form SD which describes the Reasonable Country of Origin Inquiry (RCOI) completed.

If a company is unable to determine the country of origin of Conflict Minerals in its supply chain or has reason to believe that those Conflict Minerals may have originated in the Covered Countries, then the company must exercise due diligence on the Conflict Minerals’ source and chain of custody. The company must submit a report, called a Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The CMR presented here is not audited as the Rule provides that if a company’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.
1.    Company Overview
This report has been prepared by the management of Rambus Inc. (“Rambus,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.
Description of the Company's Products Covered by this Report

Rambus is an innovative technology solutions company that brings invention to market. We conducted an analysis of our products and found that small amounts of gold, tin, tantalum and tungsten (3TG) were found in a LED bulb (the Discontinued Bulb) that was contracted to be manufactured in 2013 by our Lighting and Display Technology group. We have discontinued contracting to manufacture the Discontinued Bulb.
Supply chain
As a technology solutions company, we do not contract to manufacture many of our products. The only product we contracted to manufacture in 2013 where 3TG was necessary for the product’s functionality or production was our Discontinued Bulb. A single contract manufacturer direct supplier (Former Supplier) supplied us the bulbs for the Discontinued Bulb. At this time, all purchase orders with our Former Supplier have been cancelled. In 2013, we could not have unilaterally imposed new contract terms and flow-down requirements regarding 3TG on our Former Supplier.

Rambus does not directly purchase 3TG from mines, smelters or refiners. Therefore, we are dependent on our Former Supplier to provide us information on the origin of the 3TG contained in the Discontinued Bulb - including sources of 3TG that were supplied to our Former Supplier from lower tier suppliers. Our Former Supplier is headquartered in Asia. We reviewed our Former Supplier’s publicly available policy of conflict-free sourcing, which cites the Electronic Industry Citizen Coalition (EICC), makes a declaration and commitment to refusing metals from the Covered Countries and requires reporting from its suppliers under the “Conflict Minerals Reporting Template” of the Conflict Free Sourcing Initiative (CFSI), an initiative of the EICC and the Global e-Sustainability Initiative. We requested that our Former Supplier provide us 3TG sourcing information by sending our Former Supplier the Conflict Minerals Reporting Template, with repeated follow-up attempts, as described further below. Our Former Supplier, however, has not responded to us regarding the origins of the 3TG in our Discontinued Bulb. Consequently, we are unable to determine the origin of the 3TG in our Discontinued Bulb and therefore cannot exclude the possibility that certain 3TG may have originated in the Covered Countries. For that reason, we are submitting this Conflict Minerals Report (CMR) as an Exhibit to Form SD.

We have concluded that our Discontinued Bulb is “DRC conflict undeterminable”, because we have been unable to determine the origin of the 3TG that the Discontinued Bulb contained or whether the 3TG came from recycled or scrap sources due to our Former Supplier’s lack of response to our repeated requests for information. Similarly, due to our lack of information, we have been unable to identify any of the facilities used to process the 3TG or to locate the 3TG’s mine or location of origin.

Since we did not have direct contractual relationships with smelters and refiners, we are dependent on our Former Supplier to gather and provide specific information about when and how the 3TG in our Discontinued Bulb was smelted into a derivative that was later shipped to us. We have directly sought sourcing data from our Former Supplier as part of our RCOI and as part of our due diligence measures described in this CMR.

In accordance with the OECD Guidance and the Rule, this CMR is available on our website www.rambus.com - “Investor Relations” - “SEC Filings”.

Any information contained on, or that can be accessed through, our website, does not constitute part of this CMR and inclusion of our website address in this CMR is an inactive textual reference only.

2.    Due Diligence Process
2.1    Design of Due Diligence
Our due diligence measures were designed to conform, in all material respects, as applicable, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.
2.2    Management Systems
We have established a management system for disclosing our use of Conflict Minerals under the Rule. This management system is sponsored by our Chief Financial Officer and our General Counsel as well as executive-level representatives and a team of subject matter experts from relevant functions such as finance, legal, operations and engineering. The team of subject matter experts is responsible for ensuring our Conflict Minerals disclosure compliance and is led by our CFO. Senior management was briefed about the results of our due diligence efforts for 2013.
Control systems
We are committed to responsible relationships with customers, suppliers and business partners under our Code of Business Conduct and Ethics (Code of Conduct) publicly available on our website at www.rambus.com - “Investor Relations” - “Corporate Governance” - “Documents & Charters” -- “Code of Business Conduct and Ethics”. Our Code of Conduct standards apply worldwide and outline expected behaviors for everyone who works for Rambus or serves on our Board of Directors. These expected behaviors include, without limitation, conducting all business relationships, including with suppliers, in an honest and ethical manner and in compliance with all applicable laws and refraining from participating or aiding a supplier who is seeking to commit an unethical act.

Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we have directly sought engagement with our Former Supplier. Our inability to elicit representations regarding 3TG in the Discontinued Bulb from our Former Supplier has motivated us to examine steps that will allow us to more directly engage with other suppliers in the future.
Grievance Mechanism
Our Code of Conduct contains procedures whereby employees can report violations of our Code of Conduct.
Maintain records
We have an existing document retention policy that includes retaining Conflict Minerals due diligence documentation.
2.3    Identify and assess risk in the supply chain
We sent a questionnaire to our operating business units inquiring whether in calendar year 2013 any of our units contracted to manufacture any products containing Conflict Minerals necessary to such products’ functionality or production. Based on these inquiries, we determined that our contracting to manufacture the Discontinued Bulb in 2013 was the only product that met this test, and that our Former Supplier was the single supplier for the Discontinued Bulb. In addition, we determined that in calendar year 2013 we had a testing product that contained 3TG necessary to the products’ functionality or production. We evaluated whether in calendar year 2013 we “contracted to manufacture” this testing product under the Rule. We determined that we did not “contract to manufacture” this product according to the guidance provided by the SEC in Release No. 34-67716 issued on August 22, 2012, because we did not have any influence over the materials, parts, ingredients, or components included in the product suppliers’ manufacturing of the product, according to our contracts and practices in calendar year 2013. We found that Conflict Minerals were not necessary to the functionality or production of any product that we contracted to manufacture other than the Discontinued Bulb that we contracted to manufacture in calendar year 2013.

2.4    Design and Implement a Strategy to Respond to Risks
We would attempt to engage with any supplier if we had reason to believe it was supplying us with Conflict Minerals from sources that may support conflict in the Covered Countries, to attempt to establish an alternative source of Conflict Minerals that would not support such conflict, as recommended in the OECD guidance. To date, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not typically have direct relationships with Conflict Minerals smelters and refiners and we do not perform or direct audits of these entities within our supply chain. Instead, we would seek to support the development and implementation of independent third party audits of smelters such as the Conflict-Free Smelter Program (“CFSP”) by encouraging any of our contract manufacturers to purchase materials from audited, conflict-free smelters and determined whether the smelters that were used to process these minerals were validated as conflict-free as part of the Conflict-Free Smelter Program.

2.6	Report on supply chain due diligence

In 2014, we publicly filed the Form SD and this CMR with the SEC, and a copy of this CMR and the Form SD are publicly available at www.rambus.com - “Investor Relations” - “SEC Filings”.

This CMR describes our supply chain due diligence measures.

3.	Due Diligence Results
Request Information
We sent a survey to our Former Supplier of the Discontinued Bulb in the form of the Conflict Minerals Reporting Template, and made repeated attempts to elicit a response. The Conflict Minerals Reporting Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Conflict Minerals Reporting Template contains questions about the origin of Conflict Minerals included in its products, as well as supplier due diligence.
Former Supplier Response

Despite our repeated attempts, we have not yet received any response to the Conflict Minerals Reporting Template from our Former Supplier.
Efforts to determine mine or location of origin
Due to our limitations as a former downstream purchaser of the 3TG in our Discontinued Bulb, we have determined that seeking information from our Former Supplier about 3TG smelters and refiners in its supply chain represents the most reasonable effort we were able make to determine the mines or locations of origin of the 3TG in our Discontinued Bulb.
Smelters or Refiners
Our Former Supplier did not respond to our repeated requests to provide us with information regarding the country of origin (including any specific processing facilities) for any 3TG included in the Discontinued Bulb that it supplied to Rambus. Therefore, due to such lack of information, Rambus is unable to determine and to describe any facilities used to process the 3TG or their country of origin that are contained in the Discontinued Bulb.

4.	Steps to be taken to mitigate risk
We intend to examine the following steps to improve the due diligence process and further mitigate any risk that necessary Conflict Minerals in our products, if any, could benefit armed groups in the Covered Countries:

a.	Consider adopting a Conflict Minerals policy to the extent we may contract to manufacture products containing Conflict Minerals necessary to their production or functionality.

b.	Consider including a Conflict Minerals clause in any applicable new or renewed supplier contracts.

c.	Engage with any relevant suppliers, if any, found to be supplying us with Conflict Minerals from sources that support conflict in the Covered Countries, to establish an alternative source.

Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by Rambus. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our Conflict Minerals status. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter not being finalized at the end of the 2013 reporting period, all instances of Conflict Minerals necessary to the functionality or manufacturing of our products possibly not yet having been identified, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the first year for SEC disclosures for Section 1502 of Dodd-Frank, oversights or errors in conflict free smelter audits, Covered Countries sourced materials being declared secondary materials, companies going out of business in 2013, certification programs being not equally advanced for all industry segments and metals, and smuggling of Conflict Minerals from the Covered Countries to countries beyond the Covered Countries.

Forward-looking Statements
This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding steps we intend to examine to further mitigate risk. We also use words such as "believe," "expect," "future," "intend" and similar expressions to identify forward-looking statements. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in this Conflict Minerals Report under the heading “Additional Risk Factors” and in the reports and documents we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors" in our most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.